SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549


                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934

                       (Amendment No. 2)




NAME OF ISSUER:    Burlington Industries, Inc.

TITLE OF CLASS OF SECURITIES:          Burlington Industries,
                                       Inc, Common Stock





CUSIP NUMBER       121693-100




Check the following box if a fee is being paid with this statement: [ ]

CUSIP NO.  121693-100



(1)   Names of Reporting Persons       MELLON BANK CORPORATION
      SS or IRS Identification Nos.         IRS No. 25-1233834
      of Above Persons


(2)   Check the Appropriate Box        (a)
      if a Member of a Group
      (See Instructions)               (b)


(3)   SEC Use Only


(4)   Citizenship or Place                        United States
      of Organization


Number of Shares   (5)  Sole Voting
Beneficially            Power            929,000
Owned by Each
Reporting Person
With               (6)  Shared Voting
                        Power              4,000

                   (7)  Sole
                        Dispositive
                        Power           1,211,000

                   (8)  Shared
                        Dispositive
                        Power              4,000


(9)   Aggregate Amount Beneficially
      Owned by Each Reporting Person    1,215,000


(10)  Check if the Aggregate Amount
      in Row (9) Excludes Certain
      Shares (See Instructions)


(11)  Percent of Class Represented            1.79
      by Amount in Row (9)


(12)  Type of Reporting Person         HC
      (See Instructions)







                            - 2(a) -

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G
        (Under the Securities and Exchange Act of 1934)

Item 1(a)          Name of Issuer:

                   Burlington Industries, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                   3330 West Friendly Avenue
                   Greensboro, NC 27410

Item 2 (a)  Name of Person Filing:

                   Mellon Bank Corporation and any other
                   reporting person(s) identified on the second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None,
            Residence:

                   c/o Mellon Bank Corporation
                   One Mellon Bank Center
                   Pittsburgh, Pennsylvania  15258
                   (for all reporting persons)

Item 2(c)   Citizenship:

                   United States

Item 2(d)   Title of Class of Securities:

                   Burlington Industries, Inc Common Stock

Item 2(e)   CUSIP Number:

                   121693-100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

            BK =   Bank as defined in Section 3(a)(6) of the Act

            IV =   Investment Company registered under Section
                   8 of the Investment Company Act

            IA =   Investment Advisor registered under Section
                   203 of the Investment Advisers Act of 1940









SCHEDULE 13G  (Continued)



             EP = Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund; see Section
                  240.13-d(1)(b)(1)(ii)(F)

             HC = Parent Holding Company, in accordance with
                  Section 240.13-d(1)(b)(1)(ii)(G)


Item 4  Ownership:

             See Items 5 through 9 and 11 of cover page(s) as to each reporting person.

             The amount beneficially owned includes, where appropriate securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.


Item 5  Ownership of Five Percent or Less of a Class:

             This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securites. We reported 9.37 percent beneficial ownership for CUSIP 121690100, Burlington Industries Equity, Inc. as of 12/31/93.


Item 6  Ownership of More than Five Percent on Behalf of
        Another Person:

             All of the securities are beneficially owned by Mellon Bank Corporation or its direct and indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is 0.


SCHEDULE 13G  (Continued)


Item 7  Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported by the
        Parent Holding Company:

             See Exhibit I.

Item 8  Identification and Classification of Members of the
        Group:

             N/A

Item 9  Notice of Dissolution of Group:

             N/A

Item 10 Certification:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.


Date:   February 8, 1995


MELLON BANK CORPORATION


By /s/ Michael E. Bleier
  Michael E. Bleier
  General Counsel


                            EXHIBIT I



The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon
Bank Corporation, as marked (X):


(A)      X  Boston Safe Deposit and Trust Company
            Boston Safe Deposit and Trust Company of California
            Boston Safe Deposit and Trust Company of New York
         X  Mellon Bank, N.A.
            Mellon Bank (Delaware) National Association
            Mellon Bank (MD)

(B)         Franklin Portfolio Associates Trust
            Laurel Capital Advisors
         X  Mellon Capital Management Corporation
            Mellon Equity Associates
            The Boston Company Advisors, Inc.
            The Boston Company Financial Strategies, Inc.
         X  The Boston Company Asset Management, Inc.
            The Dreyfus Corporation
            Dreyfus Management, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section
3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940."

















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